Exhibit 99.1

BitFuFu Announces US$5 Million Share Repurchase Program

SINGAPORE, June 22, 2026 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced that on June 22, 2026, its board of directors approved a share repurchase program, pursuant to which the Company may repurchase up to US$5 million worth of its Class A ordinary shares, par value $0.0001 per share, during a 24-month period starting from June 24, 2026. The share repurchase program aims to demonstrate the Company’s confidence in its long-term business prospect and to deliver value to shareholders.

The Company’s proposed repurchases may be made from time to time through open market purchases, in privately negotiated transactions, or by other means, including through the use of trading plans, intended to qualify under Rule 10b-18 under the Securities Exchange Act of 1934, as amended, in accordance with applicable securities laws and other restrictions. The timing and amount of any repurchases will depend upon business, economic and market conditions, corporate, legal and regulatory requirements, prevailing stock prices, trading volume, and other considerations. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustments of its terms and size. The Company expects to utilize its existing cash and cash equivalents to fund any repurchases under the share repurchase program.

“The Board’s authorization of this share repurchase program reflects our confidence in BitFuFu’s fundamentals and growth prospects, as well as our commitment to disciplined capital allocation. While current market conditions may present short-term fluctuations in operating metrics, our solid financial position enables us to repurchase shares opportunistically while continuing to invest in key business initiatives, including expanding our global infrastructure platform and increasing hashrate capacity. We believe this balanced approach can support shareholder value while maintaining the financial strength to advance our strategic roadmap,” said Leo Lu, Chairman and CEO of BitFuFu.

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Charley Brady

Vice President, Investor Relations:

charley.b@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com